[redacted]

10026056

:DSTATES
:CHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clifden Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000-4A Estate Enighe #6J
(No. and Street)

St. Johns (City) USVI (State) 00830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron 914-632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- X ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 3/2

AFFIRMATION

I, Brian McDonald, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2009 and supplemental schedules pertaining to Clifden Equities, LLC. as of December 31, 2009 are true and correct. I further affirm that neither the company nor the principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______ Date 2-22-10

PRESIDENT
Title

Subscribed and Sworn to before me

on this 22 day of FEB, 2010.

Notary Public

EDWARD D. MAJEWSKI
Notary Public, State of New York
No. 01MA6019374
Qualified in Richmond County
Commission Expires Feb. 8, 2011

CLIFDEN EQUITIES, LLC

(S.E.C. NO. 8-48160)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CLIFDEN EQUITIES, LLC

(S.E.C. NO. 8-48160)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CLIFDEN EQUITIES, LLC

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Clifden Equities, LLC
St. John, U.S. Virgin Islands

We have audited the accompanying statement of financial condition of Clifden Equities, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clifden Equities, LLC at December 31, 2009 in conformity with generally accepted accounting principles of the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 19, 2010

CLIFDEN EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Assets:		
Cash and cash equivalents	$	35,642
Prepaid expenses		2,185
Fees receivable		11,200
Due from affiliate		2,192
Total assets	$	51,219

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	18,800
Commitments and Contingencies		
Member's Equity		32,419
Total liabilities and member's equity	$	51,219

See independent auditor's report and the accompanying notes to the statement of financial condition.

CLIFDEN EQUITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Note A – Nature of Organization

Clifden Equities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company engages in the business of private placements and related investment banking activities, and referral services.

The Company is a limited liability company which began operations on June 19, 2001. The Company is a wholly-owned subsidiary of Clifden Group, LLC (the "Parent").

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Subsequent events were evaluated through February 19, 2010 which is the date the financial statements were available to be issued.

Note B – Summary of Significant Accounting Policies

Use of Estimates

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Concentration of Credit Risk

Non-interest bearing balances with the commercial bank are insured by the Federal Deposit Insurance Corporation through its Temporary Liquidity Guarantee Program, which is in place through December 31, 2010. A financial institution may opt out of the program. The FDIC will maintain and post on its website (www.fdic.gov) a list of eligible entities that opt out of the guarantee program. As of December 8, 2009, the Company's commercial bank was not on the FDIC's opt out list.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

Note B – Summary of Significant Accounting Policies (continued)

Goodwill

The Financial Accounting Standards Board Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets," addresses the recognition and measurement of intangible assets acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under these rules, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to annual or more frequent impairment testing. Other intangible assets deemed to have a finite life continue to be amortized over their useful lives.

Note C – Related Party Transactions

During 2009, the Company earned referral fees from a related party. The sole member of the Parent is also a stockholder of that entity.

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $16,842, which was $11,842 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.11 to 1.

Note E - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2009, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2009, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2009, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State of Pennsylvania. None of these taxing jurisdictions have active examinations of the Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2007 will be closed by statute on April 15, 2010.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To the Member of
Clifden Equities, LLC

In planning and performing our audit of the financial statements of Clifden Equities, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Clifden Equities, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 19, 2010.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 19, 2010